SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT TO COOPERATE WITH CHINA UNICOM IN THE DEVELOPMENT OF

CDMA TECHNOLOGY BASED BUSINESS

Jakarta, 25 May 2004. President Director of Indosat Widya Purnama and Chairman & CEO of China Unicom Wang Jianzhou signed an agreement on the development of the CDMA technology based business. Under this agreement, Indosat and China Unicom will share data and information relating to the development of the CDMA technology based business which involves  the network development, marketing strategy, billing, content and data application services.

“As a CDMA operator with the largest network in the world, China Unicom has an extensive experience that Indosat can learn from it to become the market leader in the CDMA technology based business. In addition to that, Indosat and China Unicom can cooperate to develop various innovation in the CDMA technology based business from which both operators can share benefits each other”, said Widya Purnama after signing the MOU at Indosat’s headquarter, in Jakarta.

Under this agreement which matures in one year, China Unicom will also deliver consultancy services to Indosat in carrying out the integration of the GSM technology based business and the CDMA 2000 1x technology based business currently owned by Indosat. “By integrating those two businesses, Indosat can deliver its diversified services for community. In addition to that, Indosat will also gain benefits in the form of financial efficiency”, added Widya.

Indosat is currently preparing to launch its fixed wireless access (FWA) service which will be conducted shortly. For the first phase, this service will be launched in Surabaya area covering the Surabaya, Gresik, Sidoarjo, and Tanggul Angin. This service provides the FWA based voice and data services using the CDMA 2000 1x which enables users to use this service with mobility in a certain area code.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). On 31 March 2004, Indosat’s cellular subscribers were 6.59 million. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information, please contact :

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

e-mail : investor@indosat.com

 Website: www.indosat.com

Public Relations Department

Telp : 62-21-3869625

Fax  : 62-21-3812617

e-mail : publicrelation@indosat.com

Website : www.indosat.com

Disclamer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat’s future results to be materially different that expected or indicated by such statements. No assurance given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  : May 26, 2004

By  :

_______________________________

Name

:   Widya Purnama

Title

:

President Director